June 14, 2007

Via EDGAR and U.S. Mail
Pamela A. Long
Edward M. Kelly
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	China Clean Energy Inc.
Pre-effective Amendment 2 on Form SB-2
Filed May 25, 2007
File No. 333-140132
Quarterly Report on Form 10-QSB for the fiscal year ended March 31, 2007
Filed May 15, 2007
File No. 333-126900

Dear Ms. Long and Mr. Kelly:

On behalf of China Clean Energy, Inc. (the “Company”), we are submitting responses to the comments on the Company’s Pre-effective Amendment 2 on Form SB-2, filed May 25, 2007 (the “SB-2”) and the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, filed May 15, 2007 (the “10-KSB”) set forth in the letter from the staff (“Staff”) of the Securities and Exchange Commission dated June 11, 2007. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience.

SB-2/A1

Liquidity and Capital Resources, page 21

1.	We have reviewed your response to prior comment 8. We note that some of your disclosures regarding your 2006 activities are repetitive. Please revise as appropriate.

Response: We have revised the Liquidity and Capital Resources discussion to comply with your comment.

Stock-Based Compensation, page F-10

Ms. Pamela A. Long
Mr. Edward M. Kelly
June 14, 2007

2.
We have reviewed your response to prior comment 25. We note your disclosure that the fair value of your restricted stock was determined based on the last sale quoted on the OTC Bulletin Board, reduced by a restricted stock discount. It is unclear to us why you have included a discount in determining the fair value of these shares. Please explain and tell us what specific accounting literature you referenced.

Response: SFAS 123 states “This Statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.”

In Appendix E (Glossary), SFAS 123 defines “fair value” as “the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measurement, if available. If quoted market prices are not available, the estimate of fair value is based on the best information available in the circumstances. The estimate of fair value considers prices for similar assets and the results of valuation techniques to the extent available in the circumstances.”

Paragraph A29 of SFAS 157 states in part “The reporting entity holds a security of an issuer for which sale is legally restricted for a specified period. (For example, such a restriction could limit sale to qualifying investors, as may be the case under Rule 144 or similar rules of the Securities and Exchange Commission.) The restriction is specific to (an attribute of) the security and, therefore, would transfer to market participants. In that case, the fair value of the security would be based on the quoted price for an otherwise identical unrestricted security of the same issuer that trades in a public market, adjusted to reflect the effect of the restriction. The adjustment would reflect the amount market participants would demand because of the risk relating to the inability to access a public market for the security for the specified period. The adjustment will vary depending on the nature and duration of the restriction, the extent to which buyers are limited by the restriction (for example, there might be a large number of qualifying investors), and factors specific to both the security and the issuer (qualitative and quantitative).”

Here, we issued a total of 1,785,000 restricted shares of our common stock to (1) 1,605,000 shares to consultants on October 24, 2006 for services rendered in connection with the “reverse acquisition”, (2) 80,000 shares to consultants on November 8, 2006 (30,000 shares) and November 13, 2006 (50,000 shares) for investor relations services, and (3) 100,000 shares to an individual on November 13, 2006 pursuant to a Compensation Agreement. Neither the fair value of the consideration received (i.e. services), or the fair value of the restricted shares issued to the various service providers was reliably measurable; CCGY unrestricted common stock had no trading volume on the OTC Bulletin Board from October 2, 2006 to November 15, 2006, the high bid during this period was $.10 per share (pre reverse split), $.22619 per share (adjusted for the 1 for 2.26187510124 reverse stock split on October 13, 2006), and the last sale was $.06 per share (pre reverse split), $.1357 per share (post reverse split). We expensed these stock issuances using a price of $.10 per restricted share.

Ms. Pamela A. Long
Mr. Edward M. Kelly
June 14, 2007

Note 11. Commitments and Contingencies, page F-14

3.
We have reviewed your response to prior comment 29. Please revise to disclose how you have considered FASB Staff Position No. EITF 00-19-2 in determining whether your registration rights agreement should be separately recognized and measured in accordance with SFAS 5.

Response: We determined that our registration rights agreements should be separately recognized and measured in accordance with SFAS 5. The last sentence of paragraph 25 of EITF 00-19-2 (“If a contract …… requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.”) supports that position.

4.
As previously requested, please ensure that your footnote disclosures on page F-14 and F-24 regarding the terms of your registration rights agreement are consistent with your disclosures in your risk factors on page 15.

Response: We have revised the risk factor you reference on page 15 to comply with your comment.

Undertakings, page II-6

5.
Refer to prior comment 34. As requested previously, include in paragraph 6 the second paragraph of the undertaking required by Item 512(e) of Regulation S-B that begins with the words “In the event that a claim for indemnification against such liabilities.”

Response: We have revised the Undertakings to comply with your comment.

Ms. Pamela A. Long
Mr. Edward M. Kelly
June 14, 2007

March 31, 2007 10-QSB

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 14

6.
For the shares of common stock issued to CCG Elite Investor Relations and Segue Ventures LLC on January 25, 2007, state the value of the shares issued. See Item 701(c) of Regulation S-B and comment 31 in our April 25, 2007 letter.

Response: We have revised the section on Unregistered Sales of Equity Securities and Use of Proceeds to comply with your comment.

Item 3. Controls and Procedures, page 13

7.
We note your statement that disclosure controls and procedures are designed to ensure that information required to be disclosed in your Exchange Act reports is accumulated and communicated to management to allow timely decisions regarding required disclosure. Disclosure controls and procedures are also meant to be designed to ensure that material information required to be disclosed in your filings under the Exchange Act is recorded, processed, summarized, and reported within the specified time period. In addition, your conclusion regarding the effectiveness of your disclosure controls and procedures must cover both aspects of this design. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective in both respects. In addition, as noted in prior comment 38, if you chose to define disclosure controls and procedures in future filings, please ensure that you include the complete definition. Alternatively, you may omit the definition. See Exchange Act Rule 13a-15(c).

Response: We have revised Item 3 to comply with your comment.

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (713) 547-2236 or Harvey Kesner at (212) 659-4973.

Very truly yours,

/s/ Lannas J. Barfield

Lannas J. Barfield, Esq.

cc:	Tai-ming Ou
Gary Zhao
Harvey Kesner